UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

K-Swiss Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

482686102 (CUSIP Number)

December 31, 2007 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d - 1(b)

☐	Rule 13d - 1(c)

☒	Rule 13d - 1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. 482686102	13G	PAGE 2 OF 5 PAGES

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Nichols
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 7,473,789 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 7,473,789 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,473,789
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.9%
12.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G

Item 1 (a) Name of Issuer

K-Swiss Inc.

Item 1 (b) Address of Issuer’s Principal Executive Offices

31248 Oak Crest Drive

Westlake Village, CA 91361

Item 2 (a) Name of Person Filing

Steven B. Nichols

Item 2 (b) Address of Principal Business Office

c/o K-Swiss Inc.

31248 Oak Crest Drive

Westlake Village, CA 91361

Item 2 (c) Citizenship

United States

Item 2 (d) Title of Class of Securities

Class A Common Stock, $.01 par value (“Class A Common Stock”). As described in Item 4(b), a portion of the shares of Class A Common Stock are represented by shares of Class B Common Stock. The Class B Common Stock is not registered under Section 12 of the Exchange Act of 1934, as amended (the “Act”), but each share of Class B Common Stock is freely convertible into one share of Class A Common Stock of K-Swiss Inc. at the option of the Class B stockholder. The Class A Common Stock is not registered under Section 12 of the Act.

Item 2 (e) CUSIP Number

482686102

Item 3 To be filled out if this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4 Ownership

(a) Amount Beneficially Owned

7,473,789

(b) Percent of Class:

7,408,930 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares of Class B Common Stock owned by the Nichols Family Trust (the “Trust”) and 200 of the shares are Class A Common Stock owned by the Trust, of which the Reporting Person serves as co-trustee. 63,232 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares of Class B Common Stock held by a trust for the benefit of an individual related to the Reporting Person (“Trust 2”), of which the Reporting Person also serves as trustee. 1,427 of the shares of Class A Common Stock beneficially owned by the Reporting Person represent shares owned by a charitable foundation, of which the Reporting Person serves as co-trustee. If the shares of Class B Common Stock beneficially owned by the Reporting Person as co-trustee of the Trust and as trustee of Trust 2 were converted into Class A Common Stock, the Reporting Person would beneficially own 21.9% of the outstanding shares of Class A Common Stock.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 7,473,789

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 7,473,789

(iv) shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Included in the Reporting Person’s aggregate amount of 7,473,789 shares owned are (i) 7,408,930 shares of Class B Common Stock and 200 shares of Class A Common Stock owned by the Trust, (ii) 63,232 shares of Class B Common Stock owned by Trust 2 and (iii) 1,427 shares of Class A Common Stock owned by a charitable foundation.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2008	/s/ Steven B. Nichols
Steven B. Nichols